Filed by Franklin California Tax-Free Income Fund Pursuant to Rule 425 under Securities Act of 1933.

Subject Company: Franklin California Tax-Free Trust on behalf of Franklin California Insured Tax-Free Income Fund File No. 333-212001

                                         IMPORTANT NOTICE

REGARDING YOUR INVESTMENT

FRANKLIN CALIFORNIA INSURED TAX-FREE INCOME FUND

September 2, 2016

Dear Investor:

The Board of Trustees of Franklin California Insured Tax-Free Income Fund recently sent you proxy material and reminder letters regarding the upcoming Special Meeting of Shareholders, which is scheduled to be held at One Franklin Parkway, San Mateo, California 94403-1906 at 2:00 p.m., Pacific time on October 4, 2016. All shareholders are being asked to consider and vote on a very important proposal affecting the Fund. As of today, we have not received your vote.

Detailed information about the Special Meeting and the proposal can be found in the proxy statement.  For your convenience, we have included a copy of the proxy card for your review. To view the proxy material electronically, please go to www.proxyonline.com/docs/FranklinTempletonProxy.

IF YOU HAVE ANY QUESTIONS OR NEED OUR ASSISTANCE, PLEASE CALL THE TOLL-FREE, SHAREHOLDER HELP LINE:  1 (800) 499-8410.

The FUND’s records indicate that you have NOT Yet voteD.  please take a moment now to cast your vote so that your shares will be represented at the SPECIAL Meeting.

Voting is easy. Please take a moment now to cast your vote using one of the options listed below:

1.      Vote by Mail. Cast your vote by signing, dating and mailing the enclosed proxy card in the postage-prepaid return envelope provided.

2.      Vote via the Internet. Visit the website indicated on the enclosed proxy card.

3.      Vote by Phone.  Dial the toll-free number indicated on the enclosed proxy card.

4.      Vote by Phone with a live operator.  Dial toll-free 1 (800) 499-8410. Please have the proxy card available at the time of the call.

Thank you in advance for your participation.

R_11011-2.02